Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 16 - 2007

August 10, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS HIGHLIGHTS OF SECOND QUARTER 2007 RESULTS

Aurizon is pleased to announce highlights of its financial results for the period ended June 30, 2007.  (To review the complete interim unaudited financial statements or Management’s Discussion and Analysis please see the Company’s SEDAR filings at www.sedar.com or on the Company’s website at www.aurizon.com.)

The second quarter was highlighted by the following activities:

•

Commercial production achieved on May 1, 2007 at Casa Berardi, producing 27,175 ounces of gold in the two month period following with gold sales of 26,000 ounces at total cash cost of US$298 per ounce.

•

Gold production for the second quarter totalled 42,143 ounces, a 32% increase from the first quarter, 2007.

•

Net earnings of $7.0 million, or $0.05 per share.

•

Cash flow of $6.7 million provided from operating activities.

•

An updated mineral resource estimate for the Lower Inter Zone of the Casa Berardi mine has improved the average undiluted resource grade to 11.6 grams per tonne, which represents a 59% increase from the previous estimate.

•

New mineral resource estimate at Joanna has added 33% additional ounces in the indicated category for a total of 411,400 indicated ounces of gold and 15% additional ounces in the inferred category, for a total of 1.26 million inferred ounces of gold.

•

Sulphide bearing mafic boulders and outcrops, radiometric (uranium) anomalies of up to 1050 cpm and a rare-earth (La, Ce, Hf) showing were discovered by prospecting inside the main area of interest at Kipawa.

“Achieving commercial production at Casa Berardi, combined with the increase in quarterly gold production, and the significant increase in grade of the mineral resources of the Lower Inter Zone made this a very positive quarter for Aurizon.” said David P. Hall, President and Chief Executive Officer.  “In addition, exploration results at Casa Berardi, Joanna and Kipawa continue to illustrate the excellent potential of our properties.”

At June 30, 2007, Aurizon had cash balances of $38.3 million, of which $28 million is in restricted accounts that can only be used to fund the Casa Berardi project and certain general administrative costs.  Long-term debt at June 30, 2007 was $58.1 million.

AURIZON MINES LTD.
AURIZON REPORTS HIGHLIGHTS OF SECOND QUARTER 2007 RESULTS

AUGUST 10, 2007
2

OUTLOOK

Operations

Labour force issues currently facing the mining industry, together with the requirement for additional ground support and the change in mining sequence, will result in a longer period to scale up the production rate.  Daily production is expected to gradually increase from the current 1,500-1,600 tonnes per day to 1,800 tonnes per day over the next two quarters, supported by the flexibility provided from having access to secondary stopes.  Thereafter, the production rate is anticipated to increase to 2,200 tonnes per day by the end of the second quarter of 2008, supported by production from the Northwest Zone and the Lower Inter Zone.

The change in the mining sequence, implemented in the first half of 2007, will result in the mining of higher grade ore material in the second half of the year.

For the second half of 2007, lower forecast ore production rates are expected to be mitigated by higher ore grades, thereby allowing Casa Berardi to remain on target to produce approximately 170,000–180,000 ounces of gold in 2007.  It is estimated that the total cash cost will be US$300–US$320 per ounce, using a Cdn/US dollar exchange rate of 1.05 for the second half of 2007.

Capital and exploration expenditures in the second half of 2007 are expected to be approximately $10.4 million, of which $6.1 million will be spent at Casa Berardi on underground development and $0.9 million on exploration, with the $3.4 million balance to be incurred on further exploration at the Joanna and Kipawa properties.

Casa Berardi Property

Aurizon is currently working on a mining plan to transfer existing indicated mineral resources into the reserve category.

In addition, Aurizon is utilizing at least two underground and two surface drill rigs to upgrade existing mineral resources and add new mineral resources in 2007, including the extension of the track drift.

Joanna Gold Property

Two rigs are currently active in the western part of the property along the dip extension of the current mineral resource outline.  The current drill program will be followed later in the quarter by infill drilling on a
25 metre spacing over the Joanna east block in order to transfer the existing inferred mineral resource on the east block into the indicated category.  In addition, this drill program will test the depth potential below 500 metres.

An updated resource estimate, which will incorporate results from the current drilling and re-assaying programs, should be completed late in the third quarter of 2007.  In addition, a preliminary economic assessment is currently in progress.

Kipawa Property

Surface drilling and trenching is planned later this year over circular magnetic anomalies, possibly related to kimberlite rocks, which are often associated with diamond potential, and over the sulphide rich showing discovered during the second quarter prospecting phase.

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P.Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Conference Call

Aurizon Mines will host a conference call to discuss the second quarter results today, Friday, August 10, 2007 at 2:00 p.m. (Eastern Standard Time).

You may access the call by calling the operator at 416-340-8010 or toll free access at
1-866-540-8136 prior to the scheduled start time.  A playback version of the call will be available until Thursday, August 17, 2007 at 416-695-5800 or toll free at 1-800-408-3053.

AURIZON MINES LTD.
AURIZON REPORTS HIGHLIGHTS OF SECOND QUARTER 2007 RESULTS

AUGUST 10, 2007
2

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

Forward Looking Statements

This Report contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, future commercial production, and work programs.  Forward-looking statements express, as at the date of this Report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.